File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

6 December 2005

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

05013415

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of two Stock Exchange Announcements released on 6 December 2005.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

Severn Trent Plc announces today the appointment of Mike McKeon as its Group Finance Director, effective 13 December 2005.

Mr McKeon, aged 49, was Group Finance Director of Novar Plc, the buildings materials group, from 2000 to March 2005 when Novar was acquired by Honeywell.

Previously Mr McKeon was with Rolls Royce Plc from 1997 to 2000 where, among other senior roles, he was Finance Director of the Aerospace Group. He has extensive international business experience having lived and worked outside the UK for 14 years for CarnaudMetalbox, Elf Atochem and Price Waterhouse.

Born in Glasgow, Scotland, Mr McKeon is married with two children. Educated at Edinburgh University, he is a Chartered Accountant and Member of the Institute of Chartered Accountants of Scotland.

Sir John Egan, Chairman, said: "I am delighted to welcome Mike to Severn Trent and I am sure he will contribute greatly to our continued development by bringing to bear his undoubted experience gained in a variety of successful roles."

Mr McKeon will join Severn Trent with effect from today, Tuesday December 6th 2005 and will take over as Severn Trent Plc Group Finance Director, and join the Board as Executive Director, on Tuesday 13 December 2005 replacing Mr Mark Wilson who is standing down on the same date after ten years with the Severn Trent Group as announced in June 2005.

Sir John Egan, Chairman, said: "We are very grateful to Mark for all the work he has done first with Severn Trent Water, then the whole Group and now for helping to ensure a smooth succession process. Mark is a man of integrity who has made a large contribution to Severn Trent over the past ten years. The Board wishes to express our thanks to him and to wish him well in his future career."

For further information please contact:

Peter Gavan 020 7404 5959 (on the day)
Director of Corporate Affairs 0121 722 4310
Severn Trent Plc

6 December 2005

Severn Trent Plc
Interim Results for the six months to 30 September 2005

ENCOURAGING FIRST HALF RESULTS
REAL DIVIDEND GROWTH

Financial and operating highlights

Group

- Turnover up 13.0% to £1,174.1m (£1,038.9m)
- PBIT up 26.5% to £281.3m (£222.4m)
- PBT before IAS 39 fair value adjustments* up 42.6% to £198.1m (£138.9m)
- PBT up 18.4% to £164.4m (£138.9m)
- Adjusted basic EPS** up 24.7% to 40.9p (32.8p); Basic EPS of 33.1p (25.1p)
- Interim dividend increased by 5.2% to 19.16p (18.21p); 2.5% above inflation
- Net debt £3,017m (£2,895m at 31 March 2005); interest costs before IAS 39 fair value adjustments down £0.3m to £84.3m

Severn Trent Water

- Turnover up 15.4% to £583.5m (£505.7m)
- PBIT up 36.2% to £240.2m (£176.4m)
- 15.2% increase in prices from 1 April 2005
- Good start made to AMP4 period operating cost control and capital programme delivery
- IAS 16 Infrastructure expenditure charge £36.2m (£32.0m) represents approximately one-third of anticipated charge for the year

Biffa

- Turnover up 9.6% to £386.9m (£353.0m)
- Total Biffa PBIT down 0.9% to £43.5m (£43.9m)
- UK PBIT up 8.2% to £46.1m (£42.6m)
- Organic growth in UK
- Environmental tax provisions in Belgium; PBIT loss £2.6m (profit £1.3m)

Laboratories

- Turnover down 1.2% to £84.0m (£85.0m)
- PBIT down 27.0% to £7.3m (£10.0m)
- Difficult market conditions in the US. Continuing good UK performance

Water purification and operating services

- Turnover up 23.0% to £126.2m (£102.6m)
- PBIT up 61.8% to £5.5m (£3.4m)
- Margin improvement in both businesses

Other businesses

- Turnover down 15.6% to £30.9m (£36.6m)
- PBIT loss £3.4m (loss £0.9m)
- Closure provision made for the Systems business

In this announcement:

* "IAS 39 fair value adjustments" is the fair value movement on treasury instruments of £33.7m charged to the income statement in finance costs

** Adjusted basic EPS excludes the above IAS 39 fair value adjustments, and a deferred tax credit of £6.6m

Sir John Egan, Chairman, Severn Trent Plc, said:

"We have delivered an overall encouraging performance in the first half of 2005/06 with Severn Trent Water performing particularly well and making a good start to AMP4.

"We stated in June that we intend to maintain, as a minimum, dividends in real terms at least up to 2009/10. We also stated that our objective is of course to do better than that with real growth over the AMP 4 period. Today marks the start of meeting that objective.

"We have decided to increase the interim dividend by 5.2% to 19.16p per share. This is 2.5% above inflation of 2.7%.

"We intend today's announcement to be seen as a signal of our intention to achieve real dividend growth over the AMP4 period."

Colin Matthews, Group Chief Executive, Severn Trent Plc, said:

"I took over as Group Chief Executive in February this year determined in my first 12 to 18 months to drive operational improvements in our two biggest businesses. Now, ten months into that time scale, with the help of a focused management team, I am pleased to report good results in Severn Trent Water and steady progress in Biffa, which together account for some 97 per cent of Group profit.

"In Severn Trent Water, there is a new leadership team in place thoroughly focused on performance, reducing costs ahead of forecast, and on track to at least meet Ofwat's capex targets, and confidently aiming to do better.

"Biffa UK has had a good result, with 8% growth in an otherwise flat market. We are implementing the strategies to orient the business for better operational performance in the coming year. It is disappointing to report that Biffa Belgium, while a small part of the overall picture, requires a provision for environmental taxes and penalties.

"In our smaller businesses, Severn Trent Laboratories continues to experience a difficult market in the United States while Severn Trent Services continues to grow encouragingly."

Enquiries:

Colin Matthews Group Chief Executive	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4947
Mark Wilson Group Finance Director	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4267
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4310
Julian Wais Head of Investor Relations	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4295
Simon Holberton or Eilis Murphy	Brunswick	020 7404 5959

Interim Results Presentation

There will be an interim results presentation at 9.30am on Tuesday 6 December 2005. This presentation, together with the presentation slides, will be available as a simultaneous webcast on the Severn Trent website (www.severntrent.com) and will remain on the website for subsequent viewing.

Chairman's statement

The Severn Trent Group has delivered an encouraging overall performance in the first half of 2005/06, with Group profit before tax and IAS 39 fair value adjustments at £198.1m, an increase of 42.6%. Group profit before tax was £164.4m (£138.9m).

Severn Trent Water has made a good start to AMP4; its PBIT was up 36.2% to £240.2m. Biffa's PBIT was down 0.9% to £43.5m. Laboratories' PBIT was down 27.0% to £7.3m. Water purification and operating services' PBIT increased by 61.8% to £5.5m. Exchange rates had a negligible impact on the results of Laboratories and Water purification and operating services. Overall, Systems, Property, Engineering consultancy and Insurance incurred a loss before interest and tax of £3.4m (loss of £0.9m).

Dividend

The Board has increased the interim dividend by 5.2% to 19.16 pence per share (18.21 pence) to be paid on 25 January 2006. This represents a 2.5% increase over inflation. For the purposes of our dividend policy, we have defined inflation for interim and final dividends as the change in the RPI index for the 12 months to 30 September and 12 months to 31 March respectively. The payment date of 25 January 2006 is some 10 weeks earlier than in previous years.

Operational Review

Water and sewerage

Turnover from Water and sewerage increased by 15.4% to £583.5m. Of this, £576.0m arises in Severn Trent Water, an increase of 15.3%, from an allowed increase in charges, including inflation, of 15.2%. Related businesses contributed turnover of £7.5m (£7.4m). Severn Trent Water has made a good start to AMP4. PBIT was up 36.2% to £240.2m. Direct operating costs in the first half of 2005/06 (excluding infrastructure renewals expenditure and corporate management charges) of Severn Trent Water were £200.5m, an increase of £6.0m. This reflected a real increase of £0.7m. Whilst an increase in costs from last year was expected, they are being well managed ahead of plan. Management focus on costs, including lower manpower numbers, are enabling Ofwat's assumed operating cost targets to be reached sooner than initially expected.

Severn Trent Water invested £36.2m (£32.0m) in maintaining its infrastructure network in the period. Under the new accounting rules introduced by IAS 16 this expenditure is charged directly to the income statement. It is expanding its infrastructure maintenance programme and activity levels are progressively increasing through the year. As a result, the first half expenditure for 2005/06 is currently programmed to contribute approximately one-third of the total expenditure for 2005/06.

Severn Trent Water's capital programme (including the above investment in the infrastructure network, now included as an operating cost under IAS 16) is approximately £2.6 billion for the five-year period 2005/06 to 2009/10. This is at outturn prices, net of grants and contributions. New design and procurement processes are already delivering benefits and will facilitate the delivery of the AMP4 regulatory outputs. In the first half of 2005/06, approximately £159m was invested with a forecast of approximately £400m for the year compared to an Ofwat assumption of circa £440m. Severn Trent Water believes that the

successful delivery of its capital programme is part of its regulatory contract and its obligations to customers, and by the end of 2005/06 expects to meet Ofwat's quality regulatory obligations for the first year of AMP4. Whilst the programme has started well and there is an ambition to outperform the AMP4 period as a whole, it is too early to forecast capex efficiencies at this stage.

Profit from sale of non-current assets of £1.8m (£4.7m) has been included within the operating profits of Severn Trent Water.

On 31 October 2005 Severn Trent Plc announced that as a result of a referral by Ofwat regarding data on leakage, the Serious Fraud Office is undertaking an investigation into alleged reporting irregularities made to Ofwat by Severn Trent Water Limited between 2000 and 2003. Severn Trent is continuing to support both regulators in their respective reviews of these allegations. The full statement made on 31 October 2005 is available on the Severn Trent website (www.severntrent.com). The Board has taken and will continue to take such actions as it thinks appropriate to ensure the maintenance of high ethical and professional standards.

Severn Trent Water has continued to deliver high levels of performance in terms of customer service and drinking water and wastewater quality. Its water resource position is normal for this time of year.

Waste management

Biffa's turnover increased by 9.6% to £386.9m. Turnover in the UK increased by 11.2% to £356.0m, while in Belgium turnover decreased by 6.1% to £30.9m. Biffa's PBIT was down 0.9% to £43.5m.

PBIT in the UK operations increased by 8.2% to £46.1m, with Belgium reporting a loss before interest of £2.6m.

In the first half of 2005/06, Collection turnover in the UK increased by 14.9% to £225.7m. The Collection division contributed a PBIT of £30.9m (£29.2m), up 5.8%. Sales margins were lower at 13.7% (14.9%) because part of the growth in turnover arose from lower margin activities. Industrial and Commercial margins have remained firm and absorbed cost increases from the Road Transport Directive, which restricts the number of hours that drivers are permitted to work, higher disposal costs, including Landfill Tax, and rising fuel prices. This has been achieved by higher unit revenues and actions taken to improve efficiency.

Landfill turnover in the UK was up 6.3% to £101.4m and PBIT from the Landfill division was up 3.4% to £21.5m (£20.8m). Landfill volumes were down by around 11%. There was a one-off increase in Landfill volumes in the first half 2004/05 arising from the implementation of particular Landfill regulations in July 2004. Unit revenues (excluding Landfill Tax) were up by around 10%. Operational landfill void decreased from 78m cubic metres to 75m cubic metres reflecting void usage in the period.

The Special Waste division in the UK, which includes the power generation activity, delivered a 2.1% increase in turnover to £28.9m and contributed PBIT of £4.3m (£3.0m). Biffa has interests in around 104MW of electricity generation in the UK (including from Biffa sites leased to third parties), of which approximately 21% qualifies for ROCs.

In Belgium, turnover decreased by 6.1% to £30.9m. Biffa Belgium recorded a loss before interest of £2.6m (profit of £1.3m). The Flemish Waste Agency "OVAM" has caused an investigation by the Antwerp Examining Magistrate into Biffa Belgium's waste recycling operations in connection with the payment of environmental taxes. A provision of £4.0m, the amount currently assessed by OVAM, has been made for potential additional environmental taxes, related penalties and interest for prior periods. Of this, £3.1m was charged to operating costs and £0.9m to interest payable. This examination also disrupted the business operations in the first half of the year.

Over the last 6 months a major review has been undertaken of how the waste market in the UK is developing and Biffa's position within it. The work demonstrated that in the industrial and commercial collection market Biffa has a strong competitive advantage, a good position in landfill and that it can grow its recycling revenues significantly. Biffa is now implementing the findings of the work, targeting stronger organic growth in the mid-term.

Laboratories

Laboratories' turnover decreased by 1.2% to £84.0m and PBIT decreased by 27.0% to £7.3m. Some 81% of its turnover arose in the USA. The impact of changing exchange rates was immaterial.

Laboratories continues to experience difficult market conditions in the United States mainly because lower Federal environmental spending continues to drive pricing pressures in the US environmental testing market. Measures have been implemented to reduce costs in the US business, which are expected to be beneficial to the performance in the second half of the current year.

Laboratories in the USA is also implementing a newly developed and advanced Laboratories Information Management System, which is designed to enable the business better to exploit its scale in the US market by bringing all locations onto a single platform.

The new system has already been rolled out to one-third of the laboratories and the remaining laboratories will be migrated onto the new system by the end of 2006/07.

In the UK, Laboratories continues to perform well.

Water purification and operating services

Turnover in Water purification and operating services was up 23.0% to £126.2m. Turnover in the USA (in US$) was up by around 5% and turnover in the UK (in £) was up by around 86%. Around 61% of Water purification and operating services' turnover arose in the USA. Water purification's turnover decreased by 6.8% to £34.2m. Turnover in Operating services increased by 39.6% to £92.0m. Coast to Coast Water Limited, the Group's 80% owned subsidiary which provides water and sewerage services to Ministry of Defence sites in England, contributed £16.1m of the increase.

Water purification and operating services' PBIT increased by 61.8% to £5.5m. The improvement mainly arises from improved margins in both the Water purification and Operating services businesses. The impact of changing exchange rates was immaterial.

Other businesses: Systems, Property, Engineering consultancy and Insurance

Total turnover from Other businesses was £30.9m (£36.6m) generating a PBIT loss of £3.4m (loss of £0.9m). The losses mainly arise from the reorganisation and closure costs in the Systems business.

Financial Review

Group Results

Group turnover was £1,174.1m (£1,038.9m), an increase of 13.0% over last year. The growth in turnover was mainly due to the benefit of the price review for Severn Trent Water.

Group profit before interest and tax was £281.3m (£222.4m), an increase of 26.5%.

Group profit before tax and IAS 39 fair value adjustments was up 42.6% to £198.1m (£138.9m) after interest charges of £84.3m (£84.6m) and share of results of joint ventures and associates £1.1m (£1.1m). Group profit before tax was £164.4m (£138.9m).

The total tax charge for the half-year was £49.6m (£52.1m) of which current tax represented £56.2m (£25.4m) and deferred tax was a credit of £6.6m (charge of £26.7m). Profit after tax was £114.8m (£86.8m), of which £114.5m (£86.4m) was attributable to the shareholders of Severn Trent Plc.

Basic earnings per share were 33.1 pence (25.1 pence). Adjusted basic earnings per share (before IAS 39 fair value adjustments and deferred tax) were 40.9 pence (32.8 pence), an increase of 24.7%.

Operating activities generated a net cash inflow of £314.8m (£253.7m). Investing activities used £178.2m of cash (£176.6m) and financing activities used £127.3m (£115.9m). The movement in net debt for the six months was an increase of £122.0m (decrease of £13.9m) and for the 12 months from 30 September 2004 an increase of £277.0m.

Net debt at 30 September 2005 including £105m (nil) arising from IAS 39 fair value adjustments, was £3,017m (£2,740m). Gearing, reflecting the provision for deferred tax, was 62.3% (59.6%). The Group's net interest charge excluding IAS 39 fair value adjustments, was covered 5.0 times (4.3 times) by profit before interest, tax and depreciation.

Taxation

The charge for current tax was £56.2m (£25.4m). The current tax charge of £56.2m attributable to profit after interest but before tax, share of profits of associates and joint ventures and IAS 39 fair value adjustments, is an effective rate of 28.5% (18.4%). The main reasons for the increase are a reduction in capital allowances claimed in Severn Trent Water and a change in the tax treatment of deferred revenue expenditure effective from 1 April 2005. The increase in the effective rate is in line with Board expectations.

The deferred tax credit of £6.6m arose as a result of the IAS 39 fair value adjustments partially offset by movements in the other temporary differences.

Pensions

On an IAS 19 basis the estimated net position of the Group's defined benefit pension schemes and Group's unfunded liabilities for senior staff as at 30 September 2005, was a deficit of approximately £319m (£373m). After deferred tax the estimated net deficit at 30 September 2005 was £223m (£261m). The service cost charged against operating profits in the six months ended 30 September 2005 was £20.1m (£20.0m).

For further information on the Group's pension and retirement benefits, see Severn Trent's Annual Report and Accounts 2005.

Treasury management

The Group's policy for the management of interest rate risk requires that no less than 50% of the Group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 30 September 2005 interest rates for some 70% of the Group's net debt (before the impact of IAS 39) of £2,912m were so fixed for an average period of approximately 16 years.

International Accounting Standards (IAS)

The impact of IAS on the Group's reported financial information were set out in the Group's announcement on 19 September 2005, which is available on the Severn Trent website (www.severntrent.com).

The Group has adopted IAS 32 and 39 with effect from 1 April 2005. The main impact of these standards is to recognise the portfolio of interest rate and currency swaps held by the Group at fair value on the balance sheet. Where the swap is held to hedge the movements in fair value of a specific debt instrument, the debt instrument is also adjusted to fair value and the impact in the income statement is broadly offset. However, the Group holds a portfolio of long dated interest rate swaps that are not individually designated to particular liabilities. Changes in the fair values of these instruments are charged in the income statement with no compensating fair value movement from a corresponding liability. The impact of adopting IAS 39 at 1 April 2005 was to decrease net assets by £56.3m.

The Group intends to hold the swaps to maturity and therefore these changes in fair value will not crystallise and are not cash items.

The Group is satisfied with its economic hedging strategy which provides long term stability of its cash interest expense.

Supplementary Information

For supplementary information, including the Group's interim results presentation, see the Severn Trent web site (www.severntrent.com).

Outlook

Severn Trent Water has made a good start to AMP4, and whilst it is too early in the quinquennium to forecast outperformance, the Board is confident that operating costs are being well controlled and the capital programme is proceeding in accordance with plan.

For Biffa, a detailed review has been undertaken of the UK waste market and work is now focused on implementing an organic growth strategy through better operational performance, building on its existing strengths.

Laboratories is expected to continue to face a challenging market in the United States, but management is taking action on costs and improving the business capability through the implementation of a new Laboratories Information Management System. Services is expected to continue to improve.

The real increase in the interim dividend announced today demonstrates the Board's confidence in the future performance of the Group.

Sir John Egan
Chairman

Consolidated income statement
Six months ended 30 September 2005

	Notes	**Unaudited 6 months to 30 Sept 2005 £m**	Unaudited 6 months to 30 Sept 2004 £m	Unaudited Year ended 31 Mar 2005 £m
Revenue	2	**1,174.1**	1,038.9	2,081.1
Operating costs before exceptional items		**(892.8)**	(816.5)	(1,679.0)
Restructuring costs and termination of operations	3	**-**	-	(14.2)
Profit on disposal of property and investments	3	**-**	-	11.9
Total operating costs		**(892.8)**	(816.5)	(1,681.3)
Profit before interest and tax (Operating profit)	2	**281.3**	222.4	399.8
Interest income		**4.4**	1.1	3.7
Interest payable		**(88.7)**	(85.7)	(173.0)
Net finance costs before fair value movements in treasury instruments		**(84.3)**	(84.6)	(169.3)
Fair value movements in treasury instruments		**(33.7)**	-	-
Total net finance costs		**(118.0)**	(84.6)	(169.3)
Share of results of associates and joint ventures	2	**1.1**	1.1	1.8
Profit on ordinary activities before taxation		**164.4**	138.9	232.3
Taxation on profit on ordinary activities				
- current tax	4	**(56.2)**	(25.4)	(39.7)
- deferred tax	4	**6.6**	(26.7)	(34.4)
Total taxation	4	**(49.6)**	(52.1)	(74.1)
Profit for the period		**114.8**	86.8	158.2
Attributable to:				
Equity shareholders of the company		**114.5**	86.4	157.5
Equity minority interests		**0.3**	0.4	0.7
		114.8	86.8	158.2
Earnings per share (pence)				
Basic	5	**33.1**	25.1	45.7
Diluted	5	**32.9**	25.0	45.3

Group balance sheet
At 30 September 2005

	Notes	**Unaudited 30 Sept 2005 £m**	Unaudited 30 Sept 2004 £m	Unaudited 31 Mar 2005 £m
ASSETS				
Non-current assets				
Intangible assets - goodwill		**506.4**	501.9	499.1
- other intangible assets		**111.0**	104.9	125.8
Property, plant and equipment		**5,674.4**	5,533.7	5,639.4
Interests in joint ventures		**9.6**	10.3	9.5
Interests in associates		**16.1**	17.4	16.3
Derivative financial instruments		**7.3**	-	-
Available-for-sale financial assets		**0.7**	0.7	0.7
		6,325.5	6,168.9	6,290.8
Current assets				
Inventory		**66.1**	88.8	66.0
Trade and other receivables		**543.5**	471.8	492.5
Derivative financial instruments		**1.2**	-	-
Cash and cash equivalents		**101.1**	74.9	90.8
		711.9	635.5	649.3
Total assets		**7,037.4**	6,804.4	6,940.1
LIABILITIES				
Current liabilities				
Borrowings		**(590.5)**	(403.6)	(486.5)
Derivative financial instruments		**(14.9)**	-	-
Trade and other payables		**(561.3)**	(652.7)	(578.0)
Current tax liabilities		**(105.3)**	(77.3)	(69.6)
Short-term provisions		**(34.3)**	(16.9)	(32.2)
		(1,306.3)	(1,150.5)	(1,166.3)
Non-current liabilities				
Borrowings		**(2,397.4)**	(2,410.9)	(2,498.9)
Derivative financial instruments		**(123.4)**	-	-
Trade and other payables		**(104.1)**	(36.1)	(80.6)
Deferred tax liabilities		**(875.6)**	(882.6)	(902.6)
Retirement benefit obligations	11	**(319.1)**	(373.2)	(317.5)
Long-term provisions		**(89.8)**	(92.4)	(90.6)
		(3,909.4)	(3,795.2)	(3,890.2)
Total liabilities		**(5,215.7)**	(4,945.7)	(5,056.5)
Net assets		**1,821.7**	1,858.7	1,883.6
EQUITY				
Capital and reserves attributable to the company's equity shareholders				
Called up share capital		**227.0**	225.7	225.8
Share premium account		**46.6**	37.1	38.4
Hedging reserves	6&7	**(72.1)**	-	-
Capital redemption reserve		**156.1**	156.1	156.1
Other reserves		**314.2**	314.2	314.2
Retained earnings	6&7	**1,147.9**	1,123.2	1,147.2
Equity attributable to the company's equity shareholders	6	**1,819.7**	1,856.3	1,881.7
Minority interest		**2.0**	2.4	1.9
Total equity		**1,821.7**	1,858.7	1,883.6

Group cash flow statement
Six months ended 30 September 2005

	Notes	**Unaudited 30 Sept 2005 £m**	Unaudited 30 Sept 2004 £m	Unaudited 31 Mar 2005 £m
Operating activities				
Cash generated from operations	9	**425.5**	359.0	700.5
Interest paid		**(73.0)**	(81.2)	(136.3)
Interest element of finance lease rental payments		**(18.8)**	(10.9)	(16.8)
Tax paid		**(18.9)**	(13.2)	(36.5)
Net cash generated from operating activities		**314.8**	253.7	510.9
Investing activities				
Interest received		**12.9**	12.2	2.0
Dividends received from associates and joint ventures		**1.0**	1.4	3.5
Net loans advanced to associates and joint ventures		**-**	1.2	(1.8)
Net cash inflow from available for sale fixed asset investments		**-**	-	1.4
Acquisition of subsidiaries net of cash acquired		**(1.4)**	(2.2)	(3.1)
Proceeds on disposal of associate		**-**	-	6.5
Proceeds on disposal of property, plant and equipment		**3.4**	6.9	15.6
Purchases of property, plant and equipment		**(210.0)**	(214.2)	(529.2)
Grants received		**15.9**	18.1	30.0
Net cash used in investing activities		**(178.2)**	(176.6)	(475.1)
Financing activities				
Dividends paid to shareholders of the parent		**(167.8)**	(61.1)	(162.0)
Dividends paid to minority interests		**-**	-	(0.6)
Repayment of borrowings		**(365.9)**	(415.4)	(442.4)
Repayment of obligations under finance leases		**(9.9)**	(6.6)	(8.1)
New loans raised		**406.9**	363.1	556.6
Purchases of own shares		**-**	-	(4.1)
Issue of shares		**9.4**	4.1	5.5
Net cash used in financing activities		**(127.3)**	(115.9)	(55.1)
Increase/(decrease) in cash and cash equivalents		**9.3**	(38.8)	(19.3)
Net cash and cash equivalents at beginning of the period		**64.4**	83.2	83.2
Effect of foreign exchange rates		**1.0**	(1.3)	0.5
Net cash and cash equivalents at the end of the period		**74.7**	43.1	64.4
Net cash and cash equivalents comprise:				
Cash and cash equivalents		**101.1**	74.9	90.8
Bank overdrafts		**(26.4)**	(31.8)	(26.4)
Net cash and cash equivalents		**74.7**	43.1	64.4

Statement of recognised income and expense
Six months ended 30 September 2005

	Notes	**Unaudited 30 Sept 2005 £m**	Unaudited 30 Sept 2004 £m	Unaudited 31 March 2005 £m
Losses on cash flow hedges taken to equity		**(1.4)**	-	-
Amounts on cash flow hedges transferred to the income statement in the period		**2.1**	-	-
Deferred tax on cash flow hedging		**(0.2)**	-	-
Exchange movement on translation of overseas results and net assets		**13.7**	5.0	(4.0)
Exchange differences on hedges of net investment		**(3.9)**	(1.5)	0.8
Tax on exchange differences on foreign currency hedging		**1.1**	0.4	(0.2)
Actuarial (losses)/gains on defined benefit pension schemes		**(37.1)**	6.0	43.2
Deferred tax on actuarial (losses)/gains on defined benefit pension schemes		**0.1**	(1.8)	(13.0)
Net income recognised directly in equity		**(25.6)**	8.1	26.8
Profit for the period		**114.8**	86.8	158.2
Total recognised income and expense for the period		**89.2**	94.9	185.0
Attributable to:				
Equity shareholders of the company		**88.8**	94.5	184.3
Minority interest		**0.4**	0.4	0.7
Total recognised income and expense for the period		**89.2**	94.9	185.0
Change in accounting policy on adoption of IAS 32 and IAS 39 – all attributable to equity holders of the parent	7	**(56.3)**	-	-

Notes

1 Basis of preparation

For the year ending 31 March 2006 the Group will be required to prepare consolidated financial statements under International Accounting Standards as adopted by the European Commission. These will be those International Accounting Standards, International Financial Reporting Standards and related interpretations (SIC-IFRIC interpretations), subsequent amendments to those standards and related interpretations, future standards and related interpretations issued or adopted by the International Accounting Standards Board (IASB) that have been endorsed by the European Commission as at 31 March 2006 and are referred to in this document as IFRS.

The interim financial information has been prepared in accordance with IFRS, using the accounting policies that were set out in the Group's announcement of the impacts of implementing IFRS on 19 September 2005, which is available on the Group's website: www.severntrent.com.

The preliminary opening balance sheet and comparatives for 2004/05 were prepared by management using its best knowledge of the expected standards and interpretations of the International Accounting Standards Board, facts and circumstances, and accounting policies that will be applied when the Group prepares its first complete set of IFRS financial statements as at 31 March 2006. Therefore, until such time, the possibility cannot be excluded that the preliminary opening balance sheet may require adjustment before constituting the final opening balance sheet.

The information for the year ended 31 March 2005 does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985 but has been extracted from the reconciliations of UK GAAP to IFRS presented in the announcement referred to above. The UK GAAP financial information as at 31 March 2005 within the announcement document had been extracted from the 2005 statutory financial statements which have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified.

Adoption of IAS 32 and IAS 39 "Financial Instruments"

IFRS1, "First-time adoption of International Financial Reporting Standards" sets out procedures to be followed when IFRS is adopted for the first time.

In relation to IAS 32 and IAS 39, IFRS 1 allows companies to opt to apply these standards from the date of the opening balance sheet of the first period reported under IFRS without restating the comparative period. The Group has chosen this option as previously announced.

The application of IAS 32 and IAS 39 affects the Group balance sheet principally in respect of derivative financial instruments, which are recognised in the balance sheet at their fair value as financial assets or liabilities. The net effect of this at 1 April 2005 is to reduce equity by £56.3 million due to the recognition of additional financial liabilities and a corresponding deferred tax asset. Further details are set out in note 7 to the interim financial information.

2 Segmental analysis

Primary segments

Six months ended 30 September	Revenue 2005 £m	Revenue 2004 £m	Profit before interest and tax 2005 £m	Profit before interest and tax 2004 £m
Water and sewerage	**583.5**	505.7	**240.2**	176.4
Waste management	**386.9**	353.0	**43.5**	43.9
Laboratories	**84.0**	85.0	**7.3**	10.0
Water purification and operating services	**126.2**	102.6	**5.5**	3.4
Other businesses	**30.9**	36.6	**(3.4)**	(0.9)
Inter segment trading	**(37.4)**	(44.0)	**(0.6)**	0.2
	1,174.1	1,038.9	**292.5**	233.0
Unallocated corporate expenses	**-**	-	**(11.2)**	(10.6)
Group	**1,174.1**	1,038.9	**281.3**	222.4

The share of profit of associates and joint ventures was as follows

Six months ended 30 September	**2005 £m**	2004 £m
Water and sewerage	**-**	-
Waste management	**0.5**	0.6
Laboratories	**-**	-
Water purification and operating services	**0.8**	0.6
Other businesses	**(0.2)**	(0.1)
Group share of results of associates and joint ventures	**1.1**	1.1

Secondary segments

Six months ended 30 September	Revenue 2005 £m	Revenue 2004 £m
United Kingdom	**978.1**	847.8
Rest of Europe	**47.9**	43.4
USA	**147.4**	146.0
Other	**0.7**	1.7
	1,174.1	1,038.9

3 Exceptional restructuring costs, termination of operations and profit on disposal of property and investments

In the year ended 31 March 2005, restructuring costs and termination of operations comprised a charge of £10.4 million relating to restructuring of Severn Trent Water and losses on termination of operations amounting to £3.8 million. The loss on termination of operations arose from decisions to close one of the Group's US Systems businesses and to cease trading with external customers for the Group's UK IT services and Engineering consultancy businesses.

In the year ended 31 March 2005, a profit of £11.9 million on the disposal of properties and investments arose. This comprised £6.1 million on the sale of land and buildings by Severn Trent Water, £4.3 million on the disposal of the Group's interest in its associated undertaking, Indaqua Industria e Gestao de Aguas and £1.5 million on disposal of a fixed asset investment.

4 Taxation

	Six months ended 30 Sept 2005 £m	Six months ended 30 Sept 2004 £m
Current tax		
UK corporation tax	**(58.5)**	(25.5)
UK corporation tax prior year	**4.0**	2.7
Overseas tax	**(1.7)**	(2.6)
	(56.2)	(25.4)
Deferred taxation	**6.6**	(26.7)
	(49.6)	(52.1)

5 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's shares during the period and LTIP awards where the vesting conditions have been satisfied at the balance sheet date.

Supplementary, adjusted earnings per share figures are presented. These exclude the effects of deferred tax, fair value movements on treasury instruments and items which the directors consider to be exceptional. The directors consider that the adjusted figures provide a useful additional indication of performance.

	Six months ended 30 Sept 2005		
	Earnings	**Weighted average number of shares**	**Per share amount**
	£m	**m**	**pence**
Basic earnings per share	**114.5**	**346.1**	**33.1**
Effect of dilutive options – staff share plans	**-**	**2.0**	**(0.2)**
Diluted earnings per share	**114.5**	**348.1**	**32.9**
Adjusted earnings per share			
Basic earnings per share	**114.5**	**346.1**	**33.1**
Fair value movements in treasury instruments	**33.7**	**-**	**9.7**
Effect of deferred tax	**(6.6)**	**-**	**(1.9)**
Adjusted basic earnings per share	**141.6**	**346.1**	**40.9**
Diluted earnings per share	**114.5**	**348.1**	**32.9**
Fair value movements in treasury instruments	**33.7**	**-**	**9.7**
Effect of deferred tax	**(6.6)**	**-**	**(1.9)**
Adjusted diluted earnings per share	**141.6**	**348.1**	**40.7**

	Six months ended 30 Sept 2004		
	Earnings	Weighted average number of shares	Per share amount
	£m	m	pence
Basic earnings per share	86.4	344.5	25.1
Effect of dilutive options – staff share plans	-	1.7	(0.1)
Diluted earnings per share	86.4	346.2	25.0
Adjusted earnings per share			
Basic earnings per share	86.4	344.5	25.1
Fair value movements in treasury instruments	-	-	-
Effect of deferred tax	26.7	-	7.7
Adjusted basic earnings per share	113.1	344.5	32.8
Diluted earnings per share	86.4	346.2	25.0
Fair value movements in treasury instruments	-	-	-
Effect of deferred tax	26.7	-	7.7
Adjusted diluted earnings per share	113.1	346.2	32.7

6 Consolidated statement of changes in equity
Six months ended 30 September 2005

	30 Sept 2005 **£m**	30 Sept 2004 £m	31 Mar 2005 £m
At 1 April (as previously reported under UK GAAP)	**2,198.1**	2,213.7	2,213.7
Adjustment to opening shareholders' funds for IFRS conversion (note 7)	**(316.4)**	(358.1)	(358.1)
Adjustment to opening shareholders' funds for adoption of IAS 32 and IAS 39 (note 7)	**(56.3)**	-	-
At 1 April (as restated)	**1,825.4**	1,855.6	1,855.6
Profit for the financial period	**114.5**	86.4	157.5
Net income recognised directly in equity	**(25.7)**	8.1	26.8
Shares issued	**9.4**	4.1	5.5
Own shares purchased	**-**	-	(4.1)
Credit from share based payments charge (note 10)	**2.2**	2.0	4.1
Deferred tax on items posted directly to reserves	**(1.3)**	1.0	-
Dividends appropriated from reserves	**(104.8)**	(100.9)	(163.7)
Net addition to/(reduction in) equity shareholders' funds	**(5.7)**	0.7	26.1
Closing equity shareholders' funds	**1,819.7**	1,856.3	1,881.7

7 Prior year adjustment

Reconciliations from UK GAAP to IFRS of the Group balance sheet as at 1 April 2004 (the date of transition to IFRS), 30 September 2004 and 31 March 2005 (the date of the last UK GAAP financial statements) together with the reconciliation of the consolidated income statement have been published on the Company's website at www.severntrent.com.

IAS 39, "Financial instruments: Recognition and Measurement" and IAS 32, "Financial Instruments: Disclosure and Presentation" have not been applied to the six months ending 30 September 2004 or to the 12 months ending 31 March 2005 because the Group has taken a transitional exemption and adopted those standards prospectively from 1 April 2005.

The effect of the transitional adjustment on the balance sheet as at 1 April 2005 is as follows:

	31 Mar 2005 £m	Transitional adjustment £m	**1 April 2005** **£m**
Non-current assets			
Derivative financial instruments	-	2.7	**2.7**
	-	2.7	**2.7**
Current liabilities			
Trade and other payables	(609.0)	(7.0)	**(616.0)**
Borrowings	(486.5)	7.4	**(479.1)**
Derivative financial instruments	-	(7.4)	**(7.4)**
	(1,095.5)	(7.0)	**(1,102.5)**
Non-current liabilities			
Borrowings	(2,498.9)	24.6	**(2,474.3)**
Derivative financial instruments	-	(97.8)	**(97.8)**
Deferred tax liabilities	(902.6)	21.2	**(881.4)**
	(3,401.5)	(52.0)	**(3,453.5)**
Capital and reserves	1,883.6	(56.3)	**1,827.3**

8 Interim dividend

Amounts recognised as distributions to equity shareholders in the period:

Final dividend for the year ended 31 March 2005 of 30.30 pence (2004: 29.27 pence). The total cost of this dividend is £104.8 million (2004: £100.9 million) and was recognised as an expense in the 6 months ending 30 September 2005.

The Board has declared an interim dividend of 19.16p per ordinary share (2004: 18.21p) to be paid on 25 January 2006. The shares will be traded 'ex-dividend' with effect from 14 December 2005. This dividend has not been included as a liability as at 30 September 2005.

The cost of the proposed interim dividend will be £66.5 million (2004: £62.8 million).

9 Reconciliation of operating profit to operating cash flows

	Six months ended 30 Sept 2005 **£m**	Six months ended 30 Sept 2004 £m
Operating profit	**281.3**	222.4
Depreciation charge	**128.9**	130.2
Amortisation of intangibles	**12.1**	10.5
Profit on sale of property, plant and equipment	**0.3**	(3.2)
Profit on sale of investments	**-**	(1.4)
Deferred income movement	**(1.4)**	(1.2)
Provisions for liabilities and charges	**17.2**	8.5
Utilisation of provisions for liabilities and charges	**(17.3)**	(9.8)
Movement in working capital, retirement benefit obligation and share-based payments	**4.4**	3.0
Net cash inflow from operating activities	**425.5**	359.0

10 Share based payments

During the six months to 30 September 2005, the Group has granted a new series of Long Term Incentive Plan awards. The fair value of these awards has been calculated as £4.68 per share for awards with a Total Shareholder Return element and £10.17 per share for awards with Economic Profit targets. The fair value of these awards will be charged to the income statement over the vesting period (3 years).

During the six months to 30 September 2005, the Group has granted a new series of Save As You Earn awards. The fair value of these awards has been calculated as £2.318 per share for the 3 year scheme, £2.268 per share for the 5 year scheme and £2.158 per share for the 7 year scheme. The fair value of these awards will be charged to the income statement over the vesting period.

The total share based payment charge recognised in the income statement to 30 September 2005 is £2.2 million (2004: £2.0 million).

11 Retirement benefit schemes

The Group operates four defined benefit schemes being the Severn Trent Pension Scheme, the Severn Trent Mirror Image Scheme, the Severn Trent Senior Staff Pension Scheme and the UK Waste Pension Scheme. In addition there is an unfunded scheme operating to cover senior executives whose emoluments are in excess of the pension cap. The assets and liabilities at the balance sheet dates were as follows:

		30 Sept 2005	30 Sept 2004	31 Mar 2005
		£m	£m	£m
Severn Trent Pension Scheme				
	Assets	**1,057.4**	819.8	907.6
	Liabilities	**(1,333.2)**	(1,138.3)	(1,177.8)
	Deficit	**(275.8)**	(318.5)	(270.2)
Severn Trent Mirror Image Scheme				
	Assets	**103.0**	88.5	92.1
	Liabilities	**(107.9)**	(98.5)	(99.6)
	Deficit	**(4.9)**	(10.0)	(7.5)
Severn Trent Senior Staff Pension Scheme				
	Assets	**53.2**	40.2	46.4
	Liabilities	**(62.6)**	(55.6)	(58.4)
	Deficit	**(9.4)**	(15.4)	(12.0)
UK Waste Pension Scheme				
	Assets	**38.4**	27.7	30.8
	Liabilities	**(56.1)**	(48.0)	(49.1)
	Deficit	**(17.7)**	(20.3)	(18.3)
Unfunded scheme	Liabilities and deficit	**(11.3)**	(9.0)	(9.5)
Total deficit recognised on balance sheet		**(319.1)**	(373.2)	(317.5)

INDEPENDENT REVIEW REPORT TO SEVERN TRENT Plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2005 which comprises the income statement, the balance sheet, the cash flow statement, the statement of recognised income and expense and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

Deloitte & Touche LLP
Chartered Accountants
London
5 December 2005

10 Share based payments

During the six months to 30 September 2005, the Group has granted a new series of Long Term Incentive Plan awards. The fair value of these awards has been calculated as £4.68 per share for awards with a Total Shareholder Return element and £10.17 per share for awards with Economic Profit targets. The fair value of these awards will be charged to the income statement over the vesting period (3 years).

During the six months to 30 September 2005, the Group has granted a new series of Save As You Earn awards. The fair value of these awards has been calculated as £2.318 per share for the 3 year scheme, £2.268 per share for the 5 year scheme and £2.158 per share for the 7 year scheme. The fair value of these awards will be charged to the income statement over the vesting period.

The total share based payment charge recognised in the income statement to 30 September 2005 is £2.2 million (2004: £2.0 million).

11 Retirement benefit schemes

The Group operates four defined benefit schemes being the Severn Trent Pension Scheme, the Severn Trent Mirror Image Scheme, the Severn Trent Senior Staff Pension Scheme and the UK Waste Pension Scheme. In addition there is an unfunded scheme operating to cover senior executives whose emoluments are in excess of the pension cap. The assets and liabilities at the balance sheet dates were as follows:

		30 Sept 2005 £m	30 Sept 2004 £m	31 Mar 2005 £m
Severn Trent Pension Scheme				
	Assets	**1,057.4**	819.8	907.6
	Liabilities	**(1,333.2)**	(1,138.3)	(1,177.8)
	Deficit	**(275.8)**	(318.5)	(270.2)
Severn Trent Mirror Image Scheme				
	Assets	**103.0**	88.5	92.1
	Liabilities	**(107.9)**	(98.5)	(99.6)
	Deficit	**(4.9)**	(10.0)	(7.5)
Severn Trent Senior Staff Pension Scheme				
	Assets	**53.2**	40.2	46.4
	Liabilities	**(62.6)**	(55.6)	(58.4)
	Deficit	**(9.4)**	(15.4)	(12.0)
UK Waste Pension Scheme				
	Assets	**38.4**	27.7	30.8
	Liabilities	**(56.1)**	(48.0)	(49.1)
	Deficit	**(17.7)**	(20.3)	(18.3)
Unfunded scheme	Liabilities and deficit	**(11.3)**	(9.0)	(9.5)
Total deficit recognised on balance sheet		**(319.1)**	(373.2)	(317.5)

The amounts recognised in the income statement are as follows:

	Six months to 30 Sept 2005 £m	Six months to 30 Sept 2004 £m	Year ended 31 Mar 2005 £m
Severn Trent Pension Scheme			
Current service cost	**(18.1)**	(17.7)	(36.6)
Settlements and curtailments	**-**	-	(2.8)
Operating cost	**(18.1)**	(17.7)	(39.4)
Financing income/(cost)	**2.0**	(0.3)	(0.6)
Severn Trent Mirror Image Scheme			
Current service cost	**(0.4)**	(0.4)	(0.9)
Settlements and curtailments	**-**	-	(1.2)
Operating cost	**(0.4)**	(0.4)	(2.1)
Financing income	**0.2**	0.2	0.4
Severn Trent Senior Staff Pension Scheme			
Current service cost	**(0.5)**	(0.6)	(1.2)
Financing income/(cost)	**0.1**	(0.1)	-
UK Waste Pension Scheme			
Current service cost	**(0.7)**	(0.7)	(1.4)
Financing cost	**(0.1)**	(0.3)	(0.6)
Unfunded scheme			
Current service cost	**(0.4)**	(0.6)	(1.2)
Financing cost	**(0.3)**	(0.2)	(0.4)
Total operating cost	**(20.1)**	(20.0)	(45.3)
Total financing income/(cost)	**1.9**	(0.7)	(1.2)

	Six months to 30 Sept 2005 £m	Six months to 30 Sept 2004 £m	Year ended 31 Mar 2005 £m
Deficit in the schemes at the beginning of the period	**(317.5)**	(376.5)	(376.5)
Contributions	**53.7**	18.0	62.3
Current service cost	**(20.1)**	(20.0)	(41.3)
Loss on settlements and curtailments	**-**	-	(4.0)
Other financial income	**1.9**	(0.7)	(1.2)
Actuarial (loss)/gain	**(37.1)**	6.0	43.2
Deficit in the schemes at the end of the period	**(319.1)**	(373.2)	(317.5)

12 Interim statement

The interim report and accounts were approved by a committee of the Board of Directors on 5 December 2005.

Further copies of this interim statement may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

13 Forward-Looking statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business, and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

14 Cautionary statement

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

15 Other information

The interim report for the six months to 30 September 2005, including extracts from this announcement and the independent review report by the auditors, will be advertised in The Financial Times on 7 December 2005. Copies will be available to the public at Severn Trent's registered office and on its website www.severntrent.com

INDEPENDENT REVIEW REPORT TO SEVERN TRENT Plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2005 which comprises the income statement, the balance sheet, the cash flow statement, the statement of recognised income and expense and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

Deloitte & Touche LLP
Chartered Accountants
London
5 December 2005